AMENDMENT
                                       TO
                       INVESTMENT SUB-ADVISORY AGREEMENT
                                    BETWEEN
                     JACKSON NATIONAL ASSET MANAGEMENT, LLC
                                      AND
                         T. ROWE PRICE ASSOCIATES, INC.


     This AMENDMENT is made by and between JACKSON NATIONAL ASSET MANAGEMENT, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and T. ROWE PRICE ASSOCIATES, INC., a Maryland corporation and registered investment adviser ("Sub-Adviser").

     WHEREAS, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated as of January 31, 2001 ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust.

     WHEREAS, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser sub-advisory fees as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

     WHEREAS, the Adviser and Sub-Adviser have agreed to a fee reduction for the JNL/T. Rowe Price Short-Term Bond Fund.

     WHEREAS, in order to reflect this fee reduction, Schedule B to the Agreement must be amended.

     NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

     1.	Schedule  B  to  the  Agreement  is  hereby  deleted and replaced in its entirety  with  Schedule  B  dated  May  24,  2011,  attached  hereto.

     IN WITNESS WHEREOF, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of June 10, 2011, effective as of May 24, 2011.


JACKSON NATIONAL ASSET MANAGEMENT, LLC            T. ROWE PRICE ASSOCIATES, INC.

By:/s/ Mark D. Nerud                              By: Fran Pollack-Matz
Name:  Mark D. Nerud				              Name: Fran Pollack-Matz
Title: President and CEO                          Title: Vice President


                                   SCHEDULE B
                               DATED MAY 24, 2011
                                 (Compensation)


                 JNL/T. Rowe Price Established Growth Fund (1)
                        JNL/T. Rowe Price Value Fund (1)

AVERAGE DAILY NET ASSETS                                             ANNUAL RATE

Assets up to $1 billion:

$0 to $250 million                                                   0.40%
$250 to $500 million                                                 0.375%
$500 million to $1 billion                                           0.35%

When assets exceed $1 billion:

On the first $1 billion                                              0.35%
Amounts over $1 billion                                              0.325%

(1) For both the JNL/T. Rowe Price Established Growth Fund and the JNL/T. Rowe Price Value Fund, the Sub-Adviser will provide the Adviser a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee once assets exceed $1 billion. The credit will apply at asset levels between approximately $946 million and $1 billion.

To accommodate circumstances where a Fund's assets fall beneath $1 billion and to prevent a decline in a Fund's assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered, or (b) fall below a threshold of approximately $946 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule over the difference between $1 billion and the current portfolio size for billing purposes. The credit would approach $187,500 annually when a Fund's assets were close to $1 billion and fall to zero at approximately $946 million.

The transitional credit is determined as follows:

Average Daily Fund Assets - $946,428,571	x	$187,500
$53,571,428

                   JNL/T. Rowe Price Mid-Cap Growth Fund (2)

AVERAGE DAILY NET ASSETS                                             ANNUAL RATE

$0 to $20 million                                                    0.60%
$20 to $50 million	                                                 0.50%
$50 to $200 million                                                  0.50%
Amounts over $200 Million           	                             0.50% (3)

(2) Fees will be paid based on assets invested in the actively managed portion of the Fund managed by T. Rowe Price, not including assets from the mid-cap growth index strategy portion of the Fund managed by Mellon Capital Management Corporation.

(3) When net assets exceed $200 million, the annual rate asterisked is applicable to all the amounts in the JNL/T. Rowe Price Mid-Cap Growth Fund.


                     JNL/T. Rowe Price Short-Term Bond Fund

AVERAGE DAILY NET ASSETS:                                            ANNUAL RATE

Less than $100 million:

$0 to $50 million                                                    0.30%
Amounts over $50 million                                             0.25%

Greater or equal to $100 million, but less than $1.5 billion:

$0 to $100 million                                                   0.20% (4)
$100 to $250 million                                                 0.175%
$250 to $500 million                                                 0.125%
Amounts over $500 Million                                            0.10%

Greater or equal to $1.5 billion:

All assets	                                                      0.10% (5)

(4) For net assets less than $100 million, the Sub-Adviser fees will be .30% on net assets up to $50 million and 0.25% on net assets greater than $50 million. The Sub-Adviser fee will reset to .20% on net assets from $0 to $100 million, once assets reach $100 million. The Sub-Adviser will provide the Adviser a transitional fee credit to eliminate any discontinuity between the tiered fee schedule and the fee schedule that takes effect once assets exceed $100 million. The credit will apply at an asset range between approximately $70 million and $100 million. The transitional credit will only apply when asset levels decrease due to market depreciation and not when asset levels decrease due to redemption activity.

(5) For net assets greater or equal to $1.5 billion, the Sub-Adviser fees will be .10% on all net assets.